UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
         Washington, D.C. 20549


              SCHEDULE 13G


Under the Securities Exchange Act of 1934

           (Amendment No. 15)

         SEARS, ROEBUCK AND CO.

            (Name of Issuer)

              COMMON SHARES

                              (Title of Class of Securities)

                                        812387 10 8
                                      (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7).

CUSIP NO.  812387 10 8                                     13G

1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE SAVINGS AND PROFIT SHARING FUND OF SEARS
         EMPLOYEES
         36-6032195

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         NA

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         ILLINOIS


5        SOLE VOTING POWER

         SEE EXHIBIT A

6        SHARED VOTING POWER

         SEE EXHIBIT A

7        SOLE DISPOSITIVE POWER

         SEE EXHIBIT A

8        SHARED DISPOSITIVE POWER

         SEE EXHIBIT A

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         SEE EXHIBIT A

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES



11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.755%

12       TYPE OF REPORTING PERSON

         EP


Item 1            (a)      Name of Issuer:
                           Sears, Roebuck and Co.

                  (b)      Address of Issuer's Principal Executive Offices:
                           3333 Beverly Road
                           Hoffman Estates, IL 60179

Item 2            (a)      Name of Person Filing:

                           The Savings and Profit Sharing Fund of Sears
                           Employee
                  (b)      Address of Principal Business Offices:

                           233 S. Wacker Drive, 51st Floor
                           Chicago, IL  60606-6401

                  (c)      Citizenship:

                           Illinois

                  (d)      Title of Class of Securities:

                           Common Shares

                  (e)      CUSIP Number

                           812387 10 8

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)      ( )      Broker or Dealer registered under
                                    Section 15 of the Act

                  (b)      ( )      Bank as defined in section 3(a)(6) of the
                                    Act

                  (c)      ( )      Insurance Company as defined in section
                                    3(a)(19) of the Act

                  (d)      ( )      Investment Company registered under
                                    section 8 of the Investment Company
                                    Act

                  (e)      ( )      Investment Adviser registered under
                                    section 203 of the Investment Advisers
                                    Act of 1940

                  (f)      (x)      Employee Benefit Plan, Pension Fund
                                    which is subject to the provisions of the Employee Retirement Income Security
                                    Act of 1974 or Endowment Fund; see
                                    Section 240.13d-1(b)(1)(ii)(F)

                  (g)      ( )      Parent Holding Company, in accordance
                                    with Section 240.13d-1(b)(ii)(G); (Note:
                                    See Item 7)

                  (h)      ( )      Group, in accordance with Section
                                    240.13d-1(b)(1)(ii)(H)

Item 4            Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)      Amount Beneficially Owned:  26,440,360
                           shares*

                  (b)      Percent of Class:  6.755%

                  (c)      Number of shares as to which such person has:
                           (i)      sole power to vote or to direct the
                                    vote**
                           (ii)     shared power to vote or to direct the
                                    vote**
                           (iii) sole power to dispose or to direct the disposition of**
                           (iv) shared power to dispose or to direct the disposition of**

Item 5            Ownership of Five Percent or less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following [   ].

Item 6            Ownership of More than Five Percent on Behalf of
                  Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                           Not Applicable

Item 8            Identification and Classification of Members of the
                  Group.

                           Not Applicable

Item 9            Notice of Dissolution of Group

                           Not Applicable

Item 10           Certification

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                Signature



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 11, 1997

THE SAVINGS AND PROFIT SHARING
FUND OF SEARS EMPLOYEES



By       /S/Barry H. Pike
         Barry H. Pike
         Plan Administrator

                                         EXHIBIT A

      The Sears common shares are held by two separate,
independent trustees.   As of December 31, 1996 The Northern
Trust Company of New York ("Northern") held 26,440,360 Sears shares on behalf of participants in The Savings and Profit Sharing Fund of Sears Employees (the "Fund"). U.S. Trust, trustee of the Sears, Roebuck and Co. Employee Stock Ownership Trust, held less than five (5) percent of Sears shares.

      Members of the Fund are entitled to give instructions to Northern with respect to the voting of the Sears shares credited to their accounts in the Fund. The shares credited to the account of those members who forward voting instructions are voted in accordance with their instructions. If at least 50% of the shares are voted by the members, the shares for which voting instructions have not been received from members, by the date specified by Northern, as well as unallocated shares held by Northern and U.S. Trust, are voted in the same proportions as all Sears common shares held under the Plan with respect to which directions are received by Northern from members of the Fund. If less than 50% of the shares are voted by Fund members, Northern will vote the shares for which no instructions were received in its discretion and U.S. Trust will vote the shares held in the suspense account in its discretion.

      The Investment Committee of the Fund has appointed Sears Investment Management Co. ("SIMCO"), a wholly owned subsidiary of Sears and a registered investment adviser under the Investment Advisers Act of 1940, as investment manager. As investment manager, SIMCO possesses investment management powers and serves at the pleasure of the Investment Committee.

      The filing of this Schedule 13G shall not be construed as an admission that the Fund or the trustees of the Fund, are for the purposes of Sections 13 (d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities referred to in this Schedule 13G.